RADA
                          RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE                                            BUSINESS NEWS

                Rada Acquires 49 Percent of Jetborne, an Aircraft
                                Spare-Parts Provider

     Herzilya Pituach, Israel, August 18, 1997 - Rada Electronics Industries Ltd. (NASDAQ: RADIF), a leading aerospace electronics business, today reported that it has entered into a stock purchase agreement with Jetborne
International Inc., an aircraft spare-parts provider based in Miami, Florida (Jetborne).

     Under the terms of the agreement, Jetborne will issue to Rada 1,141,630 shares after the execution of a proposed 1 for 10 reverse stock split, in consideration for spare-parts sold to it by Rada in December 1996. The shares represent a 49 percent ownership interest in Jetborne.

     The calculation of the value of Jetborne for the transaction was based on the book value of Jetborne. The 49 percent ownership interest in Jetborne was determined to be approximately $2,700,000. In determining Jetborne's value, Rada obtained an expert appraisal of inventory and an independent evaluation. Rada intends to acquire a controlling interest in Jetborne in the future and is negotiating the terms.

     Mr. Yair Grinberg, Rada's Chairman of the Board, commented today, "This acquisition will enhance and expand our commercial aviation activities.
Rada's strategic decision to focus on establishing services facilities utilizing our CATS tester led to the decision to renew our involvement in the commercial aviation spare parts business. In this business, efficient service means reliability and fast turn around. The combined capabilities of testing and repair and the immediate supply of replacement of both avionics and other spare parts needed by the airlines will position us as a unique service provider in the industry." Rada's first service center in the US is scheduled to become operational by the end of the year in Miami."

     The CATS, Commercial Aviation Test System, developed and manufactured by Rada provides fast trouble shooting and fault detection for avionic computers, power control boxes and other electronic components of commercial aircraft such as the Boeing 777, 767, 747, 737 and 727; McDonnell Douglas and the Airbus family of aircraft.

     CATS units are used by such major airlines as British Airways, United Airlines, US Air, Alitalia, Olympic, China United and by the third-party maintenance providers, including Aero Instrument & Avionics Inc. and Aviation Avionic & Instrument Corp. in the US, FLS in the UK, GAMECO Ltd. in China, IAI in Israel and Alliance International Maritime Limited in the C.I.S.

     Prior to the transaction, 54 percent of Jetborne shares were held by Bodstray Company Limited, a Hong Kong corporation, and the remaining 46 percent by the public. Jetborne's Chairman of the Board is Eles Dobronsky,

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who was appointed by the majority owner.  Mr.  Dobronsky also serves as a
Director of Rada. Mr. Dobronsky did not participate in the vote when Rada's Board of Directors approved this transaction.

     Jetborne is a public company which on September 17, 1993, emerged from bankruptcy reorganization following court approval of its final plan of reorganization and entry of an order discharging it from the bankruptcy proceedings. Jetborne was forced into involuntary bankruptcy by its creditors on December 10, 1991, and shortly thereafter converted the bankruptcy proceedings to a voluntary reorganization and operated as Debtor-In-Possession until September 1993. Jetborne sales prior to the involuntary bankruptcy have mounted to $9.5 Million in 1991. Jetborne is currently delinquent in its filings with the SEC, but is in the process of becoming current with reporting obligations.

     During the fiscal year ended April 19, 1997, Jetborne had revenues of approximately $1.3 Million and incurred a loss of $300,000. Rada believes that the increase of working capital and its combined operations with Rada's maintenance centers will enable the business of Jetborne to grow and become profitable.

     Rada was previously involved in spare parts trading through its previously owned subsidiary, Kellstrom Industries Inc., which was sold two years ago, and through its Dutch subsidiary, Adar, which owned the Inventory which was sold to Jetborne. Rada believes there are promising business opportunities for the combined operation and intends to offer spare parts in its maintenance center operations, initially at its first operating center in China.



     Rada Electronic Industries Ltd. is incorporated in Israel and has a subsidiary in the United States. The company is engaged in the development, manufacturing and marketing of advanced electronic equipment for the aerospace and commercial aviation markets.

Contacts:

Yair Grinberg                          Leslie Creutzfeldt Wolf
Rada Electronic Industries             The Anne McBride Company
Tel. 011-972-9-954-2182                Tel. 212-983-1702